ANNEX A

Schedule of Transactions in Common Shares of the Issuer

During the Past 60 Days

Libby Frischer Family Partnership

Date of Transaction	Quantity Purchased (Distributed)	Price per Share
02/24/2025	(1,220)	N/A
02/19/2025	1,220(2)	N/A

Charles Frischer

Date of Transaction	Quantity Purchased	Price per Share
02/24/2025	610(3)	N/A
02/21/2025	5,975	$1.46
02/19/2025	50,648(2)	N/A

(1)	All purchases were effected through open market or privately negotiated transactions.
(2)	Common Shares issued to Mr. Frischer by the Issuer in connection with a dividend declared by the Issuer to holders of Series B Preferred Shares.
(3)	Common Shares distributed to Mr. Frischer by the Partnership.